INVEST IN **GATHR**

Make plans with friends, effortlessly



Game Night tonight at Cidercade
with the Austin Gamers
Game Night
Today
9:00 PM - 10:00 PM

LEAD INVESTOR

Young Mi Lee

I believe this team has the resilience and resolve to build a multi-billion dollar company that puts the "social" back into "social media." It's rare that a team with the right skills and right mission comes along to solve a problem. Rarer still that they are already solving that problem in the correct way. I, along with Gathr's 3000 users, believe in their crusade against loneliness. I believe that at the end of their journey, they'll be one of a select few life-changing applications.

Invested $20,000 this round

Learn about Lead Investors

magical.app Austin TX

Technology Software Community Social Events

Highlights

1. ⚡ The fastest and easiest way to make plans with friends
2. 🏰 Competitive Moat with AI - built the product to support this from the start
3. 📝 Mentored by industry experts, like Jonathan Cameron (Co-founder of Snackpass)
4. 🔥 Over 3,000 users (and counting)
5. 🔄 Text to sign-up conversion of over 66%
6. 🚀 Dream team with proven execution - built gathr from the ground up with $0 in funding

Our Team



Hojung Kim Chief Gathr-ing Officer

Grew FactoryFix from 15k to 280k skilled pros, increased application rate 30x.

We've all wasted countless hours making and coordinating plans. We also hate loneliness. Gathr is a solution that solves both of these problems.

We've all wasted countless hours making and coordinating plans. We also hate loneliness. Gathr is a solution that solves both of these problems.



Tarun Thummala Technology



Saif Billah Operations




Liam DeCoste Product Design


Bryson Greenwood Artificial Intelligence

Our Story




Hey everyone! We're Gathr, a startup solving a process that everyone has struggled with: **getting together**.

The Problem

Getting together is hard
and we're fixing that

The process **sucks**. You might not even realize it's such a huge problem, but think back to the last time you tried to go out to dinner with your friends. Did your conversation look something like this?



Seem familiar? It sucks.

Any time we want to get together with our friends, we engage in a ton of back and forth, just trying to coordinate the details of that plan.

As you can see above, getting together *right now* goes something like this - it's unnecessarily **COMPLICATED**. This ultimately makes us NOT want to get

together at all! And this is just for one plan... but we make plans all the time.

Current gen planning doesn't cut it


Planning
Reservation
Calendar
Rides
Cost Splitting

The process is broken into many apps across different categories

The apps we use right now **just don't cut it.** We need to use **multiple** apps in different categories just to solve small slices of this problem. You have messaging apps that get *shoehorned* into planning apps because there's no **better alternative.** You have **reservation apps** just for **finding and booking a table.** There are **organizing and time structuring apps** like calendars. **And then there are apps** used just for coordinating transportation and splitting the bill. As you can see, the process is **extremely disjointed.**

Solved.


Planning
Reservations
Scheduling
Rides
Cost Splitting
...all in one place

That's where we come in. We're building a product that removes all these obstacles, and consolidates **all the solutions in one place.**

Gathr is a social events app that uses smart recommendations to help you make plans with friends, and its objective is to *seamlessly answer every question* surrounding getting together.


Powered by magic, but not really...
ML
Bleeding Edge Machine Learning
+
UX
Data Driven User Experience Design
= Magic
"Any sufficiently advanced technology is indistinguishable from magic" - Arthur C. Clarke

How do we do it? With magic of course! Just kidding -- our company philosophy is to combine bleeding-edge machine learning and data-driven UX ... to transform the way people interact with their social lives, and make it feel like magic.

Product

A technology we've created that embodies our philosophy is **Flashparse.** Check

out our animation below to see it in action!


Gathr Flashparse Animation
Watch on YouTube

This is how it works: you type a *single sentence* describing the plan you want to make... and ... Poof! Gathr does everything else for you.


Any plan, one sentence

Let's say all you know is that you want to get "lunch tomorrow." That's how most plans start, anyway - with just a vague idea. With Gathr, that's all you need.

Then we will fill in the blanks - time recommendations based on your schedule. We know you're free at 12:30, and Tarun is too. And it turns out, you both like this place called Cava, so we suggest that you go there. These suggestions help you turn those vague ideas into real, actionable plans.


How's it work?
Cloud ML
Invitation Suggestions
Time Scheduling
Event Classification
Location Recommendations
:gathr
Lunch
tomorrow
12:30pm
with Tarun
at CAVA

Now that we've built the foundational technology, the possibilities are endless. Our roadmap is going to completely change the way that people get together.

Future


Availability Sharing
That's just the beginning...
Smart Chat AI
Drinks



Restaurants
Markets
Parties
Showings
Event Discovery
Receipt Parsing
Plan Memories
Social Map
Suggestions directly in your conversations
Restaurant Bookings

The old generation of social apps turns users into passive consumers of content. Facebook, Instagram, Snapchat, TikTok and others vie for a piece of your attention to generate ad revenue. In other words, they're trying to profit off of taking away your time.

Gathr is doing the opposite. It's a social app built around returning your time, your life, to you. Plans are the heart of our app. We profit off of giving you back your time.

Revenue



Time is money, we give both back
In return, we get MRR from businesses and users
Users subscribe for
• The best deals
• Early access to exclusive events
Businesses pay to
• Offer group discounts
• Receive better promotion in our recommendations

Gathr's location recommendations help our users discover local businesses where they can make plans and get together. Those businesses will pay us each month to list group discount deals in our app. By making plans through gathr, our users save money. We offer some of these deals for free to our audience, but if they want to access all of gathr's discounts, they will pay a monthly subscription fee. **We already have a waiting list of over 20 committed businesses in the Austin area.**



Everyone's a winner
(unless you don't have Gathr)
Group Deal
7 15% off
5 12% off
3 8% off
Users
Business

People get larger discounts the more friends they invite to a plan, which businesses want to incentivize to increase foot traffic. **Everyone wins.**

Fundraising

We're raising!


To improve our product, generate revenue, and grow our
3000+ userbase, we are looking for investors who see the future as clearly as we do
83%
250K Closed
$15M valuation cap
300K Goal

We're raising $300,000 in SAFEs at a $15m valuation cap. We've closed $250,000 of that already, and are rapidly approaching our goal. This funding will allow us to focus for 1 year on improving the product and generating early revenue.

You may be asking yourself, **why invest now?** Here's our answer.

After Covid, people are lonelier and more isolated than ever. The desire to connect with friends and build communities is stronger than ever, but the problems surrounding getting together are still present. It's still difficult to find a time and place. It's still difficult to keep track of your social life. Every step before people actually get together is **still difficult**. Now is the perfect time for Gathr to meet the needs of a post-Covid society, and flourish.

Invest now to help us build the future of social from the ground up.


gathr
Get together, faster
Email team@magical.app to learn more
https://magical.app/

If you're interested, we'd love to chat. Feel free to email us (team@magical.app) or ask a question on WeFunder. Thank you for your support!

Important financial update

The Company has agreed to, and drafted paperwork to make the following current full-time employees of the Company Board Members: Hojung (Albert) Kim, Tarun Thummala, Saif Billah, Liam DeCoste, and Bryson Greenwood. The changes will be put into effect in March 2022. The Cap table will be adjusted to reflect this:

- Hojung (Albert) Kim will own 2,587,500 shares of common stock
- Tarun Thummala will own 2,587,500 shares of common stock
- Saif Billah will own 2,250,000 shares of common stock
- Liam DeCoste will own 1,912,500 shares of common stock
- Bryson Greenwood will own 1,912,500 shares of common stock

For a total of 11,250,000 shares of Common Stock issued and outstanding. All 5 Board members will have equal voting power.

Important legal update

We (Homecooked, Inc.) received a cease and desist letter from another firm, Gathr Films LLC, on March 7, 2022. They requested that we remove our

trademark application for Gathr and change our name. They have threatened legal action if we do not comply with their demands.

Our solution is the following. We have engaged with a reputable IP Firm in Boston to resolve this conflict. They are responding to Gathr Films stating that we will change our name, but need a few months to fully transition. We decided not to fight this letter, as we would rather spend our funds on building the product you have all come to know and love.